FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X Form 40-F ......
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes....... No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

HSBC HOLDINGS PLC

15 November 2016

Notification of Transactions by Persons Discharging Managerial Responsibilities (“PDMRs”)
On 14 November, awards (the “Awards”) of US$0.50 ordinary shares (the “Shares”) in HSBC Holdings plc (the “Company”) were granted under the HSBC fixed pay allowance arrangements. Awards comprise part of the relevant employees’ fixed remuneration for 2016. The Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 11 November of £6.1990.
The Awards vest in full on the date of grant. Individual tax liabilities in respect of the vesting of the Awards were satisfied in cash. The number of Shares received by the Directors named below is therefore net of tax.
20 per cent of the Award is subject to retention until March 2017, with the remaining 80 per cent to be released annually thereafter in four equal tranches until 2021.
Directors
Name	Number of Shares vested
Stuart Gulliver	36,336
Iain Mackay	20,305
Marc Moses	20,305

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Stuart Gulliver

2 - Reason for the notification
Position/status		Group Chief Executive

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-11-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.20	36,336	£225,246.86
		Aggregated	£6.199	36,336	£225,246.86

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Iain Mackay

2 - Reason for the notification
Position/status		Group Finance Director

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2016-11-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP – British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£6.20	20,305	£125,870.70
	Aggregated	£6.199	20,305	£125,870.70

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Marc Moses

2 - Reason for the notification
Position/status		Group Chief Risk Officer

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc
Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2016-11-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP – British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£6.20	20,305	£125,870.70
	Aggregate	£6.199	20,305	£125,870.70

For any queries related to this notification please contact: Loren Wulfsohn, Shareholder Services Team on +44 (0)20 7991 8918.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 15 November 2016